Filed by Bleichroeder Acquisition France Merger Sub 2

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

On June 19, 2026, two interview clips featuring Wasiq Bokhari, the Chief Executive Officer of Pasqal Holding SAS, aired on CNBC. A transcript of the clips can be found below:

Clip 1

Karen Tso:

They tried to challenge the likes of IBM in the quantum space. But again, there’s a capital problem because this company is looking to list in the United States later this year. It’s a French company, but then eventually chase a, a separate listing in Europe after that. But it is about access. Now, the CEO of this French quantum company, Pasqal, gave his outlook for quantum regulation.

Wasiq Bokhari:

It’s very germane. The question you ask is very important, which makes it even more important the fact that we are a French company. It’s a question about tech sovereignty. So, we are a French company. We will stay in France. We will do our core development in France, which means that we have that independence and the ability to be in control of our destiny.

Karen Tso:

But will there be a kill switch on quantum that is held by governments? I mean, does there need to be one when you think about it?

Wasiq Bokhari:

You know, I, I cannot opine about what governments might want to do, but it is extremely strategic. At the very least, what we are seeing already and what we’ll continue to see is what can we offer to whom. This is deeply strategic. If you truly believe that this is the third pillar of compute, we make sure that the access to that compute is also in some way measured. So that’s one side of it. I think whether people will go even further and say that there’s only certain specs that are available to certain, you know, end customers, I think that might be a natural progression of that. Kill switch is a different question. I don’t know how to answer that.

Clip 2

Karen Tso:

The development of quantum computing is in focus at this year’s Viva Tech conference, but with debate around the regulation of AI, it’s unclear what the future of next-generation computing looks like. I had a conversation about this with Wasiq Bokhari, the CEO of French quantum company Pasqal, this is a company that is looking to list in the States, and argued that late-stage capital access was a problem in Europe as the company chases that listing on the Nasdaq, potentially in the second half of this year.

Wasiq Bokhari:

The SPAC vehicle has traditionally been an instrument that pretty much all the publicly traded quantum companies have used to go public because it allows you to have a speedy market entry. Plus it reduces the risk in terms of the transaction and the transaction parameters. So it’s a well-oiled path that many others have used. So, we followed that path, which is used.

The US market is a step into our overall strategy of going public. The US markets, capital markets have the greatest capital depth and access to capital. So, we are starting with our Nasdaq listing to get out there, establish our market presence, establish our, you know, market capitalization, our price, value and so on. And right after that, we will do a Euronext Paris offering as well. So that is our ultimate goal is to get, uh, be a public company traded both on Nasdaq but primarily on, on the Euronext as well.

Karen Tso:

Does this suggest there’s a capital problem in Europe, though? The fact that your first stop is the Nasdaq, does that say there’s a problem with capital markets and funding in Europe still?

Wasiq Bokhari:

Late-stage capital access is a problem in Europe. I think everybody knows that. And this is a problem that is shared by all deep tech companies. When you’re at late stage in a deep tech company, you need to raise hundreds of millions of euros, and then you need to build a very sizable balance sheet. So, this is something that is very well understood in the US capital markets. For a global company like Pasqal, which is a French company, we’ll always stay a French company regardless of where we are listed, this gives us access to that depth of capital. And then we feel that our subsequent Euronext offering allows us to add to that while further establishing ourselves as a European company.

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Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events and the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”).

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2 and Pasqal jointly filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC on May 26, 2026, which included a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement/prospectus to be distributed to Bleichroeder’s shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders may obtain copies of these documents (as and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, is included in the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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